COMPASS POINT RESEARCH & TRADING, LLC

August 16, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OptimumBank Holdings, Inc. Registration Statement on Form S-3
Filed August 9, 2024, No. 333-281430

Ladies and Gentlemen:

Pursuant to the provisions of 12 CFR Section 230.461, Compass Point Research & Trading, LLC hereby joins OptimumBank Holdings, Inc., in respectfully requesting that the effective date of the above-referenced Registration Statement be accelerated to August 20, 2024, at 9:00 a.m., or as soon as practicable thereafter or at such later time as we or our counsel may orally request.

We thank you for your consideration of the foregoing.

Sincerely,

/s/ Christopher Nealon
Christopher Nealon
President & Chief Operating Officer